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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70911

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Upside Marketplace, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 Jay Street
_____
(No. and Street)

Brooklyn	NY	11201
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Samuel J. Fleischman   347-255-1996   sfleischman@compliance-risk.com
_____
(Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
_____
(Name – if individual, state last, first, and middle name)

225 Asylum Street, Suite #2300	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

9/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Samuel J. Fleischman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Upside Marketplace, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature] 05/23/2024
Samuel J. Fleischman

Title: CEO

See attached Jurat Certificate

Notary Public Linda F. Peeples

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

This certificate is attached ____2____ page document dealing with/entitled
_____Annual Report Form X-17A-5 Part III_____ and dated _05/23/2024_

Jurat Certificate

State of Texas

County of __Brazoria_____

Sworn to and subscribed before me on the _23rd_ **day of** ___May_____, _2024___ **by**
_____Samuel J. Fleischman_____.

This notarial act was an online notarization via two-way webcam and audiovisual technology.

(Seal)



LINDA F PEEPLES
Notary ID #132579084
My Commission Expires
July 21, 2024

Linda F. Peeples ,Online Notary Public

Notary Public, State of _____Texas_____

Notary's typed or printed name:
Linda F. Peeples, Online Notary Public

My Commission Expires
__07/21/2024_____

Signer's identity verified in the following manner:

- ☐ **Credible Witness**
- ☐ **Personally Known**
- ☒ **Produced Identification**

Type of ID: ___New York State Driver License___

Upside Marketplace, LLC
**Financial Statements and Supplemental Information
Pursuant to Rule 17a-5 under the Securities Exchange
Act of 1934
December 31, 2023
(Public Document)**



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Upside Marketplace, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Upside Marketplace, LLC (the Company) as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the period from January 23, 2023 (commencement of operations) to December 31, 2023, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from January 23, 2023 (commencement of operations) to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

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Supplemental Information
The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2024.

New York, New York
May 23, 2024

Upside Marketplace, LLC
Statement of Financial Condition
December 31, 2023

Assets

Cash and equivalents	$ 2,900,000
Prepaid expenses	59,418
Total Assets	**$ 2,959,418**

Liabilities and Member's Equity

Liabilities	
Accrued expenses & Accounts Payable	$ 79,445
Intercompany liabilities	159,451
Total Liabilities	238,896
Member's Equity	2,720,522
Total Liabilities and Member's Equity	**$ 2,959,418**

See accompanying notes to financial statements

Upside Marketplace, LLC
Statement of Operations
For the period January 23, 2023 (commencement of operations) to December 31, 2023

Expenses

Compensation expense	$	43,527
Office and administrative fees		36,332
Professional fees		89,401
Regulatory fees		5,030
All other expenses		5,188
Total Expenses		179,478
Net Loss	$	(179,478)

See accompanying notes to financial statements

Upside Marketplace, LLC
Statement of Changes in Member's Equity
For the period January 23, 2023 (commencement of operations) to December 31, 2023

Balance, January 23, 2023 (commencement of operations)	$ -
Capital Contribution	2,900,000
Net Loss	(179,478)
Balance, December 31, 2023	$ 2,720,522

See accompanying notes to financial statements

Upside Marketplace, LLC
Statement of Cash Flows
December 31, 2023
For the period January 23, 2023 (commencement of operations) to December 31, 2023

Cash Flows from Operating Activities:	
Net Loss	$ (179,478)
Changes in Operating Assetrs and Liabilities	
Prepaid expenses	(59,418)
Accrued expenses & accounts payable	79,445
Intercompany liabilities	159,451
Net cash provided by operating activities	-
Cash Flows from Financing Activities:	-
Capital Contribution	2,900,000
Net Cash provided by financing activities	2,900,000
Net increase in cash	2,900,000
Cash - beginning of the period	-
Cash - end of the period	$ 2,900,000

See accompanying notes to financial statements

6

1. **Organization**

Upside Marketplace, LLC (the "Company") is a Limited Liability Company under the laws of Delaware, formed on February 2, 2022. The Company commenced operations on January 23, 2023, the date of the initial capital contribution into the Company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "SEA"), is a member of the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Upside Marketplace Holdings, LLC ("Parent").

The Company received regulatory approval to commence its broker dealer operations on June 5, 2023, but has not yet begun operations. The Company is approved to conduct business in Reg A+ offerings in order to offer retail and accredited investors the opportunity to invest in music royalties via investing in "Music Securities" assets. The Company was approved to operate pursuant to the provisions of SEA Rule 15c3-3 (the Customer Protection Rule).

The Company has not opened any customer accounts or effectuated any customer trades during the period.

Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company follows Accounting Standards Codification ("ASC") Topic 820, "Fair Value Measurements and Disclosures" (the "Standard"). ASC Topic 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Standard defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Standard also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs when measuring fair value. Observable inputs are based on market pricing data obtained from sources independent of the Company. Unobservable inputs reflect the Company's judgement about the assumptions market participants would use in pricing the asset or liability.

The Company did not have any financial instruments within this scope of these disclosure requirements as of December 31, 2023. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible risk. These instruments include cash and cash equivalents.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of highly liquid investments, including deposits in banks with original maturities of three months or less. The Company had no cash equivalents at December 31, 2023.

The Company maintains its cash with major financial institutions, which at times may exceed the Federal Depository Insurance Corporation ("FDIC") limit of $250,000. The Company has not experienced any losses in such accounts.

Prepaid expense

Prepaid expenses are future expenses that are paid in advance. Prepaid expenses are first recorded as an asset. As the benefits of the assets are realized over time, the amount is then recorded as an expense. At December 31, 2023, the Company had recorded a prepaid expense in the amount of $59,418.

Revenue from Contracts with Customers

The Company recognizes revenue when (or as) services are transferred to clients, in accordance with the U.S. GAAP standard on Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To determine the amount and timing of revenue recognition the Company must (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

There was no revenue from contracts with customers during the period.

Income Taxes

The Company is a Limited Liability Company which is wholly-owned by the Parent who is a taxpayer and, accordingly, the Company is a "disregarded entity" for tax purposes. No provision for income taxes is provided in the Company's financial statements as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

2.   Related-Party Transactions

The Company entered into an administrative services agreement with the Parent from which it receives the benefit of certain facilities and services paid for by the Parent. The Company is allocated certain overhead expenses on an actual use basis including banking, auditing office supplies and certain technology/software services.

Other expenses IT/Security, Accounting/Books and Records services are based on a percentage of actual use method.

From the commencement of operations through December 31, 2023 the Company incurred $100,033 of intercompany expenses pursuant to the administrative services agreement. These expenses are included in the Company's statement of operations and primarily consist of compensation expense, office and administrative fees and professional fees. As of December 31, 2023 intercompany liabilities outstanding balance of $159,451 consist of amounts payable to IAC, Inc. and is reflected on the Statement of Financial Condition as intercompany liabilities.

3.   **Regulatory Requirements**

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the SEA (the "Rule"), which requires the maintenance of a minimum net capital. The Company utilizes the basic method available under the Rule and is required to have net capital equal to the greater of $250,000 or 12.5 percent of aggregate indebtedness during its first year of becoming effectively registered with the SEC, (June 5, 2023). At December 31, 2023, the Company had a net capital of $2,661,104 which was $2,411,104 in excess of its required net capital of $250,000.

The Company does not claim an exemption from SEA Rule 15c3-3. Although the Company is a carrying firm, it did not (1) commence operations, (2) hold customer funds or assets, or (3) execute any transactions on behalf of or for customers during the period. The Company is approved and allowed and will likely do these things in the future.

4.   **Commitments and Contingencies**

The Company has no commitments, no contingent liabilities, and has issued no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2023.

5.   **Estimates**

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

6. **Risks and Uncertainties**

   The nature of the Company's business subjects it to claims, lawsuits and regulatory examinations and other proceedings in the ordinary course of business. Assessing the probability of a loss occurring and the timing and amount of any loss related to a legal proceeding or regulatory matter is inherently difficult. While the Company exercises significant and complex judgments to make certain estimates presented in its financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include: the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined. The Company establishes an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated.

   At December 31, 2023, there were no unasserted claims or assessment that the Company is aware of or legal counsel has advised are probable of assertion and which must be disclosed. In the opinion of management, the ultimate outcome of all matters will not have a material impact on the Company's financial condition.

7. **Subsequent Events**

   The Company performed an evaluation of events that have occurred subsequent to December 31, 2023, and through May 22, 2024 the date of issuance of these financial statements. There have been no material subsequent events that have occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements at December 31, 2023 except as follows:

   On April 22, 2024 Upside Marketplace, LLC's ("Marketplace") ultimate parent company, Upside Enterprises, Inc., ("Upside") entered into a Letter of Intent ("LOI") with OpenDeal Inc. d/b/a Republic ("Republic"), pursuant to which the parties agreed that Republic would acquire majority ownership of Upside and its subsidiaries, including Marketplace. The parties are currently negotiating the long form agreements to effectuate the terms of the LOI.

Upside Marketplace, LLC
Schedule I – Computation of Net Capital
Pursuant to Rule SEC Rule 15c3-1
December 31, 2023

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 2,720,522
Less - non allowable assets:	-
Prepaid expenses	(59,418)
Net Capital	$ 2,661,104
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	3
12.5% of net aggregate indebtedness	$ 30,160
Minimum dollar net capital required	$ 250,000
Net Capital required (greater of above amounts)	$ 250,000
Excess Capital	$ 2,411,104
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 2,637,215
Computation of Aggregate Indebtedness	
Total liabilities	$ 138,896
Total liabilities for net capital computation	$ 138,896
Aggregate indebtedness to net capital	.0.09

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2023)

There are no material differences noted in the Company's net capital computation at December 31, 2023 as shown above and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2023, filed on January 25, 2024
.otes to financial statements

Schedule II

Upside Marketplace, LLC
Schedule II – Computation for the Determination of Reserve Requirements Under
SEC Rule 15c3-3
December 31, 2023

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) Accordingly, there are no amounts reportable under this section.

Schedule III
Information for Possession or Control Requirements Under SEC Rule 15c3-3
December 31, 2023

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with, or for, customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under this section.



RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Member of Upside Marketplace, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Upside Marketplace, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company has not undertaken any business activities of a broker-dealer to date; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company has not undertaken any business activities of a broker-dealer to date and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers(other than money or other consideration received and promptly transmitted in compliance with paragraph(a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

RSM US LLP

New York, New York
May 23, 2024

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1

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.


Upside Marketplace, LLC

EXEMPTION REPORT


Upside Marketplace, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company has not undertaken any business activities of a broker-dealer to date and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers(other than money or other consideration received and promptly transmitted in compliance with paragraph(a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

Upside Marketplace, LLC

I, Samuel J. Fleischman swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Samuel J Fleischman*
        Samuel J. Fleischman
Title: CEO

May 23, 2024